SECURITIES [illegible] SION
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02019156

3-11-02

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SEC FILE NUMBER
8-048368

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AKJensen Inc
dba AKJ, ~~Inc~~.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Sunrise Beach & Villas, Numer 8A, Casino Drive
(No. and Street)

Paradise Island	Bahamas	N/A
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anders K. Jensen 242-363-4507
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.
(Name — *if individual, state last, first, middle name*)

2691 E. Oakland Park Blv., Suite 302, Ft. Lauderdale, FL 33306
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anders Kvamme Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AKJ, Inc., as of

022702, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Deni Limited

Signature

President

Title

Notary Public

Merethe Meling Gulbrandsen
Dommerfullmektig

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Captial.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Anders Kvamme Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKJ, Inc., as of 022702, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Demi Limited

[signature]

Signature

President

Title

[signature]

Notary Public

Merethe Meling Gulbrandsen
Dommerfullmektig

NOTARIUS PUBLICUS OSLO BYFOGD OG NOTARIUS

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2002
WASH, D.C.
354

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Captial.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC.
dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

AK JENSEN, INC.
dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholders and Board of Directors
AK Jensen, Inc., dba AKJ, Inc.

We have audited the accompanying statement of financial condition of AK Jensen, Inc., dba AKJ, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc., dba AKJ, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates & Co.

February 26, 2002

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

AK JENSEN, INC.
dba AKJ, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	77,418
Cash deposits with clearing brokers		75,000
Due from clearing brokers		16,910
Furniture and equipment, net		4,718
Other assets		1,346
	$	175,392

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,400
Total liabilities		8,400
Stockholder's equity:		
Common stock, $.01 par value; 700,000 shares authorized, 588,296 shares issued and outstanding		5,883
Additional paid-in capital		686,681
Deferred compensation		(50,320)
Accumulated deficit		(475,252)
Total stockholder's equity		166,992
	$	175,392

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC.
dba AKJ, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 583,157
Management fees	16,193
Loss on trading	(18,666)
Other income	11,359
Interest	3,358
	595,401
Expenses:	
Salaries and commissions	332,709
Clearing and execution costs	275,245
Other expenses	109,086
Professional and consulting fees	83,328
Occupancy costs	64,044
Travel and entertainment	57,249
Non-cash compensation	36,900
Advertising	8,283
Depreciation	6,135
	972,979
Net loss	$ (377,578)

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC.
dba AKJ, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common stock $.01 par value		Deferred	Additional paid-in	Accumulated	
	Shares	Amount	compensation	capital	deficit	Total
Balance, January 1, 2001	499,500	$ 4,995	$ -	$ 330,349	$ (97,674)	$ 237,670
Purchase of common stock	88,796	888	-	269,112	-	270,000
Issuance of stock options	-	-	(50,320)	87,220	-	36,900
Net loss	-	-	-	-	(377,578)	(377,578)
Balance, December 31, 2001	588,296	$ 5,883	$ (50,320)	$ 686,681	$ (475,252)	$ 166,992

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC.
dba AKJ, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flow from operating activities:	
Net loss	$ (377,578)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,135
Non-cash compensation	36,900
Increase or decrease in assets and liabilities:	
Decrease in due from clearing brokers	82,924
Increase in deposits at clearing broker	(25,000)
Decrease in commissions receivable	99,244
Increase in other assets	(1,346)
Decrease in accounts payable and accrued expenses	(4,100)
Decrease in commissions payable	(18,825)
Total cash used by operating activities	(201,646)
Cash provided by (used in) financing activities:	
Purchase of stock and options	270,000
Total cash provided by operating activities	270,000
Net increase in cash	68,354
Cash and cash equivalents, beginning of year	9,064
Cash and cash equivalents, end of year	$ 77,418
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. The Company is a registered broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers and is also a registered investment adviser with the Securities and Exchange Commission.

The Company operates an office in Nassau, Bahamas. The Company's sources of revenue are derived from brokerage and investment adviser services. The Company is an introducing broker dealer and clears its trades through Penson Financial Services, Inc. and Raymond James & Associates, Inc. (the "Clearing Brokers).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers – Cash deposits with clearing brokers consist of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $75,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Brokers, the Company will be required to maintain the cash on deposit.

Due from clearing brokers – Due from the clearing brokers represent money due the Company from the Clearing Brokers for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets, which is estimated at five years.

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2001:

Furniture and equipment	$ 30,676
Less accumulated depreciation	(25,958)
	$ 4,718

Depreciation expense for the twelve months ended December 31, 2001 was $6,135.

4. EQUITY

On June 20, 2001, the Company sold 55,555 shares of common stock for $170,000 to an individual. On October 24, 2001, the Company sold 29,394 shares of common stock for $100,000 to other individuals. The stockholders who purchased the 29,394 shares of common stock have a right to request that the Company repurchase 23,515 shares at a price of $200,000. The repurchase agreement may be requested by the stockholders from April 24, 2002 through April 23, 2003. However, the Company is not obligated to repurchase if the repurchase would cause the net capital of the Company to fall below regulatory requirements, and if the cash level of the Company would fall below a minimum of four months of operating expenses.

5. STOCK OPTIONS

On July 11, 2001, the Company granted stock options for 2,777 shares of common stock to a individual for services rendered at an exercise price of $1.00 per share. The stock options vest thirty-six months from the date of the grant. The difference between the fair market value and the option price of approximately $5,700 was expensed.

On October 25, 2001, the Company granted stock options for 11,758 shares of common stock to a company for services rendered at an exercise price of $1.00 per share. The stock options vested immediately and may be exercised for twenty-four months from the date of grant. The difference between the fair market value and the option price of approximately $25,600 was expensed.

On November 1, 2001, the Company granted stock options for 22,200 shares of common stock to two employees of the Company at an exercise price of $1.00 per share, which was below the current market value at the date of grant. The stock options vest thirty-six months from the date of grant. The Company has accounted for these stock options based upon APB Opinion 25, "Accounting for Stock Issued to Employees". The difference between fair market value and the options price of approximately $53,300 was recorded as deferred compensation and expensed ratably over the vesting period.

Had compensation costs for employees been determined on the basis of fair value pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", net loss would have been increased as follows:

Net loss:	
As reported	$ (377,578)
Pro forma	$ (429,714)

The fair value of each option granted was estimated utilizing the Black-Scholes model. The following are the assumptions made in estimating fair value:

Assumption:	
Dividend yield	0.0001%
Risk-free interest rate	2.91%
Expected life	3 years

5. STOCK OPTIONS (continued)

The following table summarizes stock options outstanding and exercisable for the year ended December 31, 2001:

	Outstanding stock options			Exercisable stock options		
Exercise price range	Shares	Weighted average remaining contractual life	Weighted average exercise price	Shares	Weighted average remaining contractual life	Weighted average exercise price
$ 1.00	36,735	2.5 years	$ 1.00	11,758	1.8 years	$ 1.00

The following is a summary of changes in stock options for the year ended December 31, 2001:

	Shares	Weighted average exercise price
Outstanding at the beginning of year	-	$ -
Granted	36,735	1.00
Exercised	-	-
Outstanding at the end of year	36,735	$ 1.00
Weighted average fair value of options granted	$ 3.37	

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Retail customer transactions are cleared through the Clearing Brokers on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Clearing Brokers may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Brokers or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

7. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2001, the net capital, as computed, was $162,285. Consequently, the Company had excess net capital of $157,285.

At December 31, 2001, the percentage of aggregate indebtedness to net capital was 5.20% versus an allowable percentage of 1500%.

8. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's December 31, 2001 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 resulted from recording fixed assets as a result of the audit findings.

AK JENSEN, INC.
dba AKJ, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Total stockholder's equity qualified for net capital	$ 166,992
Non-allowable assets:	
Furniture and fixtures, net	3,361
Other assets	1,346
Total non-allowable assets	4,707
Net capital before haircuts on securities positions	162,285
Haircuts	-
Net capital	162,285
Minimum net capital requirement:	
6 2/3% of aggregate indebtedness	560
Minimum dollar net capital requirement	5,000
Minimum net capital required (larger of above two amounts)	5,000
Excess net capital	$ 157,285
Excess net capital at 1000%	$ 161,445
Aggregate Indebtedness:	$ 8,400
Percentage of aggregated indebtedness to net capital	5.20%
Reconciliation:	
Net capital, per page 11 of the December 31, 2001 unaudited Focus IIA Report, as filed	$ 157,090
Net audit adjustments	5,195
Net capital, per December 31, 2001 audited report, as filed	$ 162,285

AK JENSEN, INC.
dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2001

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

In planning and performing our audit of the financial statements of AK Jensen, Inc., dba AKJ, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sweeney, Gates & Co.

February 26, 2002